FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of March, 2006

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F  X      Form 40-F
                              -----             -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                            Yes          No   X
                                -----       -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

               China Netcom Group Corporation (Hong Kong) Limited
                    Building C, No. 156, Fuxingmennei Avenue
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

The announcement on final results for the year 2005 of China Netcom Group Corporation (Hong Kong) Limited (the "Registrant"), made by the Registrant in English on March 21, 2006.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



         CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED



                          By  /s/ Miao Jianhua
                              ----------------

                          By  /s/ Mok Kam Wan
                              ---------------






                          Name:    Miao Jianhua and Mok Kam Wan

                          Title:   Joint Company Secretaries



Date:    March 21, 2006

                               [GRAPHIC OMITTED]
               CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED
                               [GRAPHIC OMITTED]
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 906)

                       2005 ANNOUNCEMENT OF FINAL RESULTS

CHAIRMAN'S STATEMENT

Dear Shareholders,

I am pleased to report to you our operating results for the year 2005. In 2005, the Company successfully achieved its goal of "growth and efficiency", with sustained rapid growth in key businesses and substantial improvements in management efficiency. For the year 2005, we recorded net profits of RMB13,888 million and profits per share of RMB2.11.

During the year, the Company moved ahead on important strategic initiatives, including the enhancement of the Company's corporate governance and internal controls and reforms in our marketing and sales channels. These have helped to establish a strong foundation for sustainable growth.

Strategic Goals and Execution Capabilities

Shortly after our listing, we identified that becoming a "broadband communications and multi-media services provider" was our ultimate strategic goal. Since then, we have been committed to a transformation from a voice-based narrowband operator to a provider of broadband communications and multi-media services. To this end, the Company made significant progress in 2005 in its three core strategies, "Broadband, Olympic and International". In 2005, our broadband business sustained robust growth, including important advances in broadband content and applications services. During the year, we also commenced IPTV business in Harbin jointly with our partner. Harbin was the first city in the PRC with permission to deploy IPTV service. We believe that our IPTV services will bring about a major breakthrough in the growth our broadband businesses.

In 2005, the Company entered into a Comprehensive Cooperation Agreement on Olympics Communications Project Construction with the National Olympic Sports Centre, aimed at providing broadband support to the Olympic Games. Besides generating enormous revenues for the host country, previous Olympic Games have served as an important driver for the adoption of technological breakthroughs, such as television, mobile phones and even the Internet. Against this backdrop, it is our dream that the coming Olympic Games will be the first "Broadband Olympics". We will strive to develop our broadband businesses through technological, business and service innovations, thereby expediting the strategic transformation of the Company.

In 2005, we also made major headway in terms of international cooperation. Our Strategic Alliance Agreement with Telef|fonica Internacional S.A. enabled cooperation at shareholding and Board levels. We discussed opportunities for cooperation in a variety of telecommunications service businesses. We believe strategic cooperation will bring new expertise to our operations and management. This will further enhance our ability to implement new business strategies and innovation, and promote organic and rapid growth of the Company.

Expansion through Acquisitions in Four Northern Provinces

In the Extraordinary General Meeting held on 25 October 2005, shareholders considered and approved the Company's acquisition from China Network Communications Group Corporation, our controlling shareholder, of its the major telecommunications assets and business operations in the provinces and regions of Heilongjiang, Jilin, Neimenggu and Shanxi. After completion of the transaction, our position as the leading operator in the northern service regions was further strengthened, leading to a substantial increase in shareholders' value.

Management Reforms and Governance Enhancement

We believe that a robust corporate governance structure and internal control system are the key factors for the Company's core competence. A sound corporate governance structure with effective checks-and-balances, strict and prudent internal control system and a reliable information system is essential for the sustained development of the Company and for maximizing shareholders' value. Therefore, we have initiated management reforms in our corporate governance structure, internal control system, information system and administrative system. We are determined to create a world-class corporate governance structure and to serve as a model for large-scale state-owned enterprises in China.

Since going public, the Company has made significant progress in developing a sound Board structure, which serves as a solid "hardware" platform for good corporate governance. To further enhance corporate governance, a special corporate governance project was launched at the end of 2005 under the direct leadership of our Board's Corporate Governance Committee. This project has the ultimate goal of building up effective and robust corporate governance "software" incorporating world-class best practices.

On another front, our internal control system project launched at the end of 2004 made significant progress in 2005. The objective of this project was to comply with provisions of the Sarbanes-Oxley Act. During the year, the Company designed systematic internal control standard models with reference to the internationally recognized COSO internal control framework. The models have been officially introduced throughout the Company. In 2005, we embarked on implementation of an Enterprise Resources Planning (ERP) system. We also launched a program to integrate and streamline information systems, as well as to incorporate standardized internal control procedures into the system. The purpose is to assure the efficiency of our internal controls and the accuracy and timeliness of the Company's internal reporting system. As a result, we will further strengthen security and monitoring of operations, creating a strong foundation for healthy growth.

Adding Value to Shareholders

Taking into consideration our financial position, cash flow and potential new businesses opportunities, the Board proposed a final dividend of HK$0.466 per share for the financial year ended 31 December 2005.

In February 2006, the Company was officially declared and admitted as a constituent stock of the Hang Seng Index, reflecting the recognition of our efforts in maximizing shareholders' value. We will continue to strive for the highest returns for our shareholders.

Future Prospects

Looking ahead, rapid development of the PRC economy and technological advances in the information industry are expected to bring to the Company both opportunities and challenges. The telecommunications sector is undergoing a global transformation. Given the dominant trend, it is essential for the Company to leverage opportunities presented by technological development and improve its capacity for innovation. With "Transformation and Innovation" as our focus for 2006, we will strive to enhance operational efficiency through management optimization. We will also seek to achieve sustainable profitable growth through innovation. We will further strategic cooperation with international telecommunications operators in order to introduce into the Company their advanced management expertise and know-how, thereby enhancing management efficiency and minimizing the risks of implementing new business strategies.

Given the growing trend of mobile substitution, mobile business has inevitably become a key strategic focus of the Company. In 2006, we will prepare for the launch of mobile services, especially by promoting integration between mobile and fixed-line networks. On this basis, we are committed to providing customers with broadband-based, multi-media information services integrating voice, data and video, thereby gradually completing our transformation into a "broadband communications and multi-media services provider".

Lastly, I would like to extend my sincere appreciation to our shareholders for their trust and support. I am also grateful for the management and staff's contribution to the Company in 2005. We are confident in our future. With the continued commitment of management and staff, we will be able to deliver better services to customers and create more value for shareholders.

[GRAPHIC OMITTED]
Zhang Chunjiang
Chairman

Hong Kong, 21 March 2006

CHIEF EXECUTIVE OFFICER'S STATEMENT

Dear Shareholders,

I have great pleasure in presenting our operating results for 2005, which represent an outstanding performance. Efforts we made in streamlining our management have produced remarkable results. In 2005, the Company has experienced a second straight year of substantial improvements in operational efficiency, coupled with solid growth in both net profits and free cash flow. While the traditional fixed-line business remained healthy, our growth businesses including broadband and value-added services grew rapidly, and contributed a fast increasing share of total revenues. "CNC Connected", a service targeted to business customers, has helped to build market share and strengthen our competitive edge in the segment for business customers and key accounts. We have been able to demonstrate our knowledge of the needs of this segment, by integrating domestic and international resources and by offering customized solutions.

In 2005, our efforts at external growth also paid off with acquisitions of major telecom assets and businesses in the provinces and regions of Heilongjiang, Jilin, Neimenggu and Shanxi. These enhanced competitiveness as well as value to our shareholders.

1.    Robust Financial Performance

      In 2005, the Company experienced sustained growth in revenues and operational efficiency, due to vigorous business expansion as well as the imposition of strict cost controls. According to our financial statements prepared by the merger accounting under generally accepted accounting principles in Hong Kong and on the basis that all assets and businesses acquired in 2004 were under the Company's control, revenues in 2005 were RMB87,232 million, including amortization of upfront connection fees of RMB3,405 million. If we exclude upfront connection fees, revenue was RMB83,827 million, a year-on-year increase of 5.9%; EBITDA was RMB42,149 million, up 9.9% year-on-year; EBITDA margin improved from 48.5% last year to 50.3%; Net profits were RMB10,483 million, while profit margin was 12.5%. Operational efficiency was significantly improved.

      In 2005, the Company continued to implement strict control over capital expenditures in order to achieve profitable growth. CAPEX was reduced by 2.5% in 2005, to RMB27,562 million. CAPEX as a percentage of total revenue (excluding upfront connection fees) was also lower than the previous year, falling by 2.8 percentage points to 32.9% in 2005. In 2005, we maintained growth in free cash flow, which amounted to RMB5,995 million, up 11.1% from last year.

      As of the end of 2005, total interest-bearing debts declined modestly by 0.6% to RMB82,130 million. However, the interest coverage ratio rose from
      8.9 times of the last year to 10.9 times, reflecting an improved ability to repay debts and interests.

2.    Traditional Fixed-line Business: Stable Growth

      In 2005, we effectively mitigated the impact of mobile substitution on the traditional fixed-line business through service improvements, reform of marketing and sales channels, and the introduction of new services and service bundling. Each of these contributed to maintaining healthy growth in this business segment. By the end of 2005, the number of fixed-line telephone subscribers reached 115.33 million, representing growth of 6.7%. This included 27.34 million PHS subscribers, an increase of 23.6% over the end of 2004. Sustained high growth in the PHS business remained the key driver for the expansion of the fixed-line telephone subscriber base. In 2005, local voice services maintained stable revenue in contrast to revenue from long distance voice services, which continued to decline. Owing to substantial revenue growth in interconnection services during the year, overall revenues from the traditional fixed-line voice business were stable. Besides, average subscriber acquisition cost for PHS business significantly declined in 2005, down to RMB100 from RMB255 in 2004. Meanwhile, improvement in services and development of new products helped to control the downward trend in Average Revenue per Unit (ARPU) of local telephone services in the second half of 2005, establishing a solid foundation for healthy development in 2006.

3.    High Growth Businesses: Sharp Expansion

      Broadband services and value-added services are playing a pivotal role in our transformation into a "broadband communications and multi-media services provider." Both experienced rapid growth in 2005. They have become the engine for sustainable and profitable growth of the Company. In 2005, the number of broadband subscribers increased by 35.1% to11.48 million. Revenues from broadband and Internet businesses grew by 34.6% to RMB8,350 million contributing 10.0% of total revenue (excluding upfront connection fees).

      In the second half of 2005, we invested heavily in broadband content and application services and undertook an integration of related resources in this sector and internal broadband resources in order to prepare for the development of "video-oriented" broadband content and application services in the future. During the year, the Company also launched trial IPTV services with our partners in Harbin, Heilongjiang Province. The growth of application-based businesses and intensified marketing efforts devoted to business customers in 2005 stabilized and even tilt upward ARPU in the broadband business from the second half of 2005. Subject to regulatory approval, we believe that growth in IPTV and other broadband application-based services will further promote expansion of our broadband businesses in the future.

      In 2005, our value-added services recorded strong growth. Revenues from value-added services were RMB4,000 million, representing year-on-year growth of 33.6%. The increase was due in large part to the launch of value-added services for PHS subscribers. The volume of PHS short messages reached 6,780 million while the number of Personalized Ring subscribers reached 6.814 million, up 241% and 981% respectively from the previous year.

      Thanks to strong revenue growth from broadband and value-added services, the Company was able to achieve a more balanced revenue structure. The category of "High Growth Business Revenues," which includes revenue from broadband services, value-added services, and business and data communications services, increased 24.5% over the previous year, while its contribution to total revenue (excluding upfront connection fees) rose by 3.5 percentage points to 23.0%.

      In relation to the business customers' market, the Company re-launched the "CNC Connected" brand in 2005, providing integrated solutions to business customers. Due to the competitive edge we have due to our geographical location in the capital city, as well as our rich international network resources, we were able to further consolidate our lead in the business market.

4.    Management Innovations Leading to Prominent Effect

      We relentlessly pursued our objective of enhancing operational efficiency by closely monitoring the best practices in the sector and establishing first class operation management systems. In 2005, the Company built on the management advantages of our "Headquarters- Branches" structure. We continued to centralize management in terms of financial management, capital controls, human resources, procurement, information systems, and network operations, as well as maintenance and development. The centralization of operational procedures and resources management significantly enhanced operational efficiency. In 2005, operating expenses accounted for 79.6% of total revenue(excluding upfront connection fees), a decrease of 3.8 percentage points from 2004. The proportion of various costs to total revenues generally recorded decreases.

      Management innovations helped to improve operational efficiency. At the same time, the Company's ERP and internal control projects are in progress as planned.

      In 2005, the Company was ranked No. 1 in the "Integrated Satisfaction Index Survey on Telecommunication Customer Services," sponsored by The Ministry of Information Industry. The

      Company has maintained this ranking for four consecutive years.

5.    Future Outlook

      Looking ahead, we expect market competition to intensify across the telecommunications sector. However, we also see abundant opportunities arising from changes in the market environment and regulatory policies, which will help us achieve our strategic goal of transformation into a "broadband communications and multi-media services provider." In 2006, the Company will focus on the following key operating strategies:

      - Traditional fixed-line business: Our strategy is to strengthen our leading position in the market by bundling PHS and other services;

      - High-growth businesses: We will devote substantial efforts to the development of broadband and value-added services in order to further boost the segment's revenue contribution. While expanding the broadband subscriber base, we will promote development of "video-oriented" broadband contents and application services. We will maintain growth momentum in value-added services by introducing innovations in value-added services for fixed-line telephones;

      - "CNC Connected": We will provide one-stop customized services for business customers integrating communications, networking and IT in order to satisfy their diversified and personalized needs. The objective is to foster a stable and loyal business customer base and to maintain market share in the market for business customers;

      - Mobile business: We will actively prepare for entry into the mobile sector, so as to establish a solid foundation for the Company's transformation into a provider of broadband communications and multi-media services to all end users across all networks;

      - Cooperation with leading international operators: We will extend strategic cooperation with international telecom operators in order to adopt advanced management practices and benefit from their expertise, thereby enhancing our capability for business innovation and mitigating the entry risks of new businesses; and

      - Operations management: We will maintain cost control efforts through prudent management of capital expenditures, and pursue higher free cash flow and improved gearing structure of the Company.

      2006 is a year of challenges and opportunities. With the joint efforts of the Board, management and staff, I am confident that we will continue to achieve substantial gains for our shareholders. Last but not least, I would like to take this opportunity to express my deepest gratitude to all our customers, shareholders, Board, management and employees for their invaluable trust and support.

[GRAPHIC OMITTED]
Tian Suning
Vice Chairman and Chief Executive Officer

Hong Kong, 21 March 2006

GROUP RESULTS

China Netcom Group Corporation (Hong Kong) Limited (the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended December 31, 2005.

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2005

                                                                                               Year ended December 31,
                                                                             Note                 2005            2004
                                                                                                   RMB             RMB
                                                                                               million         million
                                                                                                              Restated
                                                                                                             Notes 2&3

Revenues                                                                       4                87,232          83,494
                                                                                              --------        --------

Operating expenses
   Depreciation and amortization                                                              (25,049)        (25,180)
   Networks, operations and support                                                           (14,417)        (13,973)
   Staff costs                                                                                (12,333)        (11,950)
   Selling, general and administrative                                                        (13,438)        (12,877)
   Other operating expenses                                                                    (1,490)         (1,993)
                                                                                              --------        --------
Total of operating expenses                                                                   (66,727)        (65,973)
                                                                                              --------        --------
Operating profit before interest income, dividend income and deficit on                         20,505          17,521
   revaluation of fixed assets
Interest income                                                                                    157              87
Dividend income                                                                                     29              17
Deficit on revaluation of fixed assets                                                               -        (11,318)
                                                                                              --------        --------
Profit from operations                                                                          20,691           6,307
Finance costs (mainly represents interest costs)                                               (3,374)         (3,930)
Share of loss of associated companies                                                                -             (1)
                                                                                              --------        --------
Profit before taxation                                                                          17,317           2,376
Taxation (charge)/credit                                                       6               (3,429)             323
                                                                                              --------        --------
Profit for the year                                                                             13,888           2,699
                                                                                             =========        ========
Basic earnings per share                                                       8               RMB2.11         RMB0.48
                                                                                             =========        ========
Diluted earnings per share                                                     8               RMB2.10         RMB0.48
                                                                                             =========        ========

CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2005

                                                                                             As at December 31,
                                                                             Note                 2005            2004
                                                                                                   RMB             RMB
                                                                                               million         million
                                                                                                              Restated
                                                                                                             Notes 2&3
Assets
Current assets
   Cash and bank deposits                                                                        4,895          10,633
   Short-term investments                                                                            2           2,876
   Accounts receivable                                                         9                 7,401           7,174
   Inventories and consumables                                                                     472           1,243
   Prepayments, other receivables and other current assets                                       1,482           1,442
   Due from ultimate holding company and fellow subsidiaries                                       247           1,087
                                                                                              --------        --------
Total current assets                                                                            14,499          24,455
                                                                                              --------        --------
Non-current assets
   Fixed assets                                                                                168,663         166,897
   Construction in progress                                                                      6,822          10,597
   Lease prepayments for land                                                                    1,949           1,746
   Intangible assets                                                                             1,393             382
   Deferred tax assets                                                                           3,480           3,804
   Other non-current assets                                                                      6,034           8,536
                                                                                              --------        --------
Total non-current assets                                                                       188,341         191,962
                                                                                              --------        --------
Total assets                                                                                   202,840         216,417
                                                                                             =========        ========
Liabilities and equity
Current liabilities
   Accounts payable                                                           10                16,719          21,125
   Accruals and other payables                                                                   3,905           4,866
   Short term bank loans                                                                        47,341          44,882
   Current portion of long term bank and other loans                                             6,846          11,727
   Due to ultimate holding company and fellow subsidiaries                                       8,990          10,080
   Current portion of deferred revenues                                                          7,975           8,876
   Current portion of provisions                                                                 4,029           4,127
   Taxation payable                                                                              2,594             361
                                                                                              --------        --------
Total current liabilities                                                                       98,399         106,044
                                                                                              --------        --------
Net current liabilities                                                                       (83,900)        (81,589)
                                                                                              --------        --------
Total assets less current liabilities                                                          104,441         110,373
                                                                                              --------        --------


Non-current liabilities
   Long term bank and other loans                                                               18,143          26,052
   Due to ultimate holding company and fellow subsidiaries                                       7,840               -
   Deferred revenues                                                                            10,925          13,988
   Provisions                                                                                    3,174           3,574
   Deferred tax liabilities                                                                      1,324           1,576
   Other non-current liabilities                                                                    25             588
                                                                                              --------        --------
Total non-current liabilities                                                                   41,431          45,778
                                                                                              --------        --------
Total liabilities                                                                              139,830         151,822
                                                                                              --------        --------
Financed by:
   Share capital                                                                                 2,181           2,181
   Reserves                                                                                     60,829          62,414
                                                                                              --------        --------
Shareholders' equity                                                                            63,010          64,595
                                                                                              --------        --------
Total liabilities & equity                                                                     202,840         216,417
                                                                                             =========        ========

Notes:

1     Background of the group

      China Netcom Group Corporation (Hong Kong) Limited (the "Company") was incorporated in the Hong Kong Special Administrative Region ("Hong Kong") of the People's Republic of China ("PRC") on October 22, 1999 as a limited liability company under the Hong Kong Companies Ordinance. The shares of the Company were listed on The Stock Exchange of Hong Kong Limited on November 17, 2004 and the ADSs of the Company were listed on The New York Stock Exchange Inc. on November 16, 2004. Prior to a reorganization conducted for the listing of the shares of the Company (the "Listing Reorganization"), the Company's ultimate holding company was China Netcom Holdings Company Limited ("China Netcom Holdings").

      The Company, China Netcom Holdings and China Network Communications Group Corporation (the "China Netcom Group") underwent the Listing Reorganization on June 30, 2004. China Netcom Group, established by the State Council of the PRC ("State Council") in May 2002, was formed under a restructuring plan approved by the State Council relating to the fixed line telecommunication section. Its fixed line telecommunications businesses were split from the Northern operations originally operated by China Telecommunication Corporation. Immediately after the Listing Reorganization, China Netcom Group became the ultimate holding company of the Company and the Company and its subsidiaries (the "Group") owned the assets and liabilities of fixed line telecommunications businesses originally owned by China Netcom Group in the six northern provinces and municipalities (namely Beijing Municipality, Tianjin Municipality, Hebei Province, Liaoning Province, Shandong Province and Henan Province) and two southern province and municipality (namely Shanghai Municipality and Guangdong Province) in the PRC and the assets and liabilities of fixed line telecommunications business in Asia Pacific Region originally owned by the Group. Also, the Group leased from China Netcom Group the inter-provincial optic fiber of the twelve service regions in the PRC and the submarine cable assets in the Asia Pacific Region which had been retained by China Netcom Group.

      Pursuant to a resolution passed in the special general meeting of the shareholders on October 25, 2005, the Company acquired the principal telecommunications operations and assets in the four northern provinces/autonomous region, namely Shanxi Province, Neimenggu Autonomous Region, Jilin Province and Heilongjiang Province from China Netcom Group (the "Acquisition"). In anticipation for the Acquisition, China Netcom Group established China Netcom Group New Horizon (BVI) Limited ("New Horizon (BVI)") and China Netcom Group New Horizon Telecommunication Limited ("New Horizon"). China Netcom Group's fixed line telecommunications businesses in the four northern provinces/autonomous regions were transferred to New Horizon (BVI) through a group restructuring. Upon the completion of the acquisition of the entire interest of New Horizon (BVI) and New Horizon from China Netcom Group, the Company controlled the fixed line telecommunications businesses in the four northern provinces/autonomous regions.

      After taking into consideration of the financial position and prospects of the acquired businesses and the conditions of the capital market, the consideration of Acquisition was determined at RMB12,800 million. The consideration consists of an initial cash payment of RMB3,000 million and deferred payments of RMB9,800 million. The deferred payments will be settled in half-yearly installments over five years. The interest charged on the deferred payments is to be calculated at 5.265% per annum.

      The Group's PRC operations are subject to the supervision of and regulation by the PRC Government. The Ministry of Information Industry ("MII"), pursuant to the authority delegated by the State Council, is responsible for formulating the telecommunications industry policies and regulations (the "Telecommunications Regulations").

      Under the Telecommunications Regulations, all telecommunications operators in the PRC must obtain a telecommunications service operating license from the MII or from the provincial telecommunications administrations. Providers of value-added services within a single province are required to obtain licenses from provincial telecommunications administrations. Providers of basic telecommunications services and providers of value-added services in two or more provinces, autonomous region and municipalities are required to obtain licenses from the MII. China Netcom (Group) Company Limited ("CNC China") and New Horizon, the Group's principal operating subsidiaries in China, as indirect subsidiaries of China Netcom Group, have the right to operate the Group's telecommunications business in twelve service regions under the authorization of China Netcom Group, which holds the license required for operating the Group's telecommunications businesses in the PRC.

      Following the Listing Reorganization and the Acquisition, China Netcom Group continues to be the holder of the licenses for operating a telecommunications network in China, but has, with the consent of the MII, granted the Group the right to operate under its licenses, the assets described above and the related business. The Company is the holder of licenses that are necessary to own and operate the assets that are outside the PRC described above in such key countries and regions such as Hong Kong, Japan, Singapore and Korea.

      Following the Acquisition, the Group is the dominant provider of fixed line telephone services, broadband, other internet-related services, and business and data communications services in ten northern provinces, municipalities and autonomous region, namely Beijing Municipality, Tianjin Municipality, Hebei Province, Liaoning Province, Shandong Province, Henan Province, Shanxi Province, Neimenggu Autonomous Region, Jilin Province, and Heilongjiang Province. The Group also provides telecommunications services to selected business and residential customers in two southern municipality and province, namely Shanghai Municipality and Guangdong Province in the PRC. In addition, the Group operates a network and offers international data services throughout the Asia Pacific countries and regions.

      Following the Listing Reorganization and the Acquisition, the Group's principal services consist of:

      o Fixed line telephone services (including the personal handy phone system (PHS) services), comprising:

            (a) Local, domestic long distance and international long distance services;

            (b) Value-added services, including caller identity, telephone information services; and

            (c) Interconnection services provided to other domestic telecommunications service providers including the fellow subsidiary owned by China Netcom Group operating outside the twelve service regions ;

      o     Broadband services and other Internet-related services;

      o Business and data communications services, including integrated regional data and voice communications services; and

      o International services consisting of international voice services including international inbound calls destined for the PRC or transit through the PRC or other Asia-Pacific countries and regions, and leased line, Internet access, managed data and other telecommunications services provided to business and carrier customers located outside the PRC.

2     Basis of presentation

      The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"), Hong Kong Accounting Standards ("HKAS") and interpretations issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). They have also been prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance and Rules Governing the Listing Securities on The Stock Exchange of Hong Kong Limited. They have been prepared under the historical cost convention modified by the revaluation of certain fixed assets and the marking to fair values of certain investments and on a going concern basis.

      Prior to the Acquisition, China Netcom Group held the entire telecommunications operations and assets of four northern provinces/autonomous region. Since China Netcom Group is the Group's ultimate holding company, the Acquisition constitutes a business combination under common control. Accordingly, the Company has used merger accounting to record the Acquisition in accordance with the Accounting Guideline 5 "Merger Accounting For Common Control Acquisition" ("AG5") issued by the HKICPA, and the acquired assets are stated at carrying amounts as if the fixed line telecommunications operations and assets of the four provinces/autonomous region have been held by the Company from the beginning of the earliest period presented. The 2004 comparatives of the financial statements have been restated accordingly.

      The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Company's accounting policies.

      The financial statements include the financial information of the Company and its subsidiaries (collectively referred to as the "Group").

      A significant percentage of the Group's funding requirements is achieved through short term borrowings. Consequently, the balance sheet indicates a significant working capital deficit. In the past, a substantial portion of the Group's short term borrowings have been rolled over upon maturity. Based on the Group's history of obtaining finance, its relationships with its bankers and its operating performance, the directors consider that the Group will continue to be able to roll over such short term financing, or will be able to obtain sufficient alternative sources of financing to enable it to operate and meet its liabilities as and when they fall due.

3     Changes in accounting policies

      In 2005, the Group adopted certain new or revised HKFRSs which are relevant to its operations as listed below. The comparative figures in respect of the year ended December 31, 2004 have been restated where necessary, in accordance with the relevant requirements.

      o          HKAS 1                Presentation of Financial Statements
      o          HKAS 2                Inventories
      o          HKAS 7                Cash Flow Statements
      o          HKAS 8                Accounting Policies, Changes in Accounting Estimates and Errors
      o          HKAS 10               Events after the Balance Sheet Date
      o          HKAS 12               Income Taxes
      o          HKAS 14               Segment Reporting
      o          HKAS 16               Property, plant and equipment
      o          HKAS 17               Leases
      o          HKAS 18               Revenue
      o          HKAS 19               Employee Benefits
      o          HKAS 21               The Effects of Changes in Foreign Exchange Rates
      o          HKAS 23               Borrowing Costs
      o          HKAS 24               Related Party Disclosures
      o          HKAS 27               Consolidated and Separate Financial Statements
      o          HKAS 28               Investments in Associates
      o          HKAS 32               Financial Instruments: Disclosure and Presentation
      o          HKAS 33               Earnings per Share
      o          HKAS 36               Impairment of Assets
      o          HKAS 37               Provisions, Contingent Liabilities and Contingent Assets
      o          HKAS 38               Intangible Assets
      o          HKAS 39               Financial Instruments: Recognition and Measurement
      o          HKFRS 2               Share-based Payment
      o          HKFRS 3               Business Combinations

      The adoption of these new or revised HKFRSs did not have any significant impacts on the results of operations and financial position of the Group, except for the adoption of HKFRS 2, HKFRS 3, HKAS 36, HKAS 17, HKAS 32 and HKAS 39.

      The impact of the adoption of HKFRS 2, HKFRS 3, HKAS 36, HKAS 17, HKAS 32 and HKAS 39 to the financial position and results of the Group was as follows:

                                                                                                                  2005
                                                                                                                   RMB
                                                                                                               million


      For the year ended 31
      HKFRS 2                                                                                                      104
      HKFRS 3 and HKAS 36                                                                                           15
      HKAS 32 and HKAS 39                                                                                           15
                                                                                                               -------
      Decrease in profit before taxation                                                                           134
                                                                                                               -------
      As at January 1,
      HKFRS 3 and HKAS 36                                                                                          166
      HKAS 32 and HKAS 39                                                                                            1
                                                                                                               -------
      Increase in total equity                                                                                     167
                                                                                                             =========

4     Revenues

      Revenues represent the turnover of the Group and are derived from the provision of fixed line telecommunications and related services, net of the PRC business taxes and government levies. The Group's revenues by business nature can be summarized as follows:


                                                                                               Year ended December 31,
                                                                                                     2005         2004
                                                                                                      RMB          RMB
                                                                                                  million      million
                                                                                                              Restated
                                                                                                                Note 2

      Revenues
         Local usage fees                                                                          24,582       24,858
         Monthly telephone services                                                                18,261       17,964
         Upfront installation fees                                                                  1,442        1,568
         DLD usage fees                                                                            10,260       11,266
         ILD usage fees                                                                             1,464        1,415
         Value-added services                                                                       4,000        2,993
         Interconnection fees                                                                       7,783        6,453
         Upfront connection fees                                                                    3,405        4,346
         Broadband services                                                                         7,916        5,307
         Other Internet-related services                                                              812        1,259
         Managed data services                                                                      1,802        1,829
         Leased line income                                                                         2,921        2,591
      Other services                                                                                2,584        1,645
                                                                                                  -------      -------
      Total                                                                                        87,232       83,494
                                                                                                 ========     ========

5     Segmental reporting

      Business segments provide services that are subject to risks and returns that are different from other business segments. Geographical segments provide services within a particular economic environment that is subject to risks and returns that differ from those of components operating in other economic environments. Currently the Group has one business segment, the provision of fixed line telecommunications services. Less than 10% of the Group's assets and operations are located outside the PRC. Accordingly, no business and geographical segment information is presented.

6     Taxation

                                                                                               Year ended December 31,
                                                                                                     2005         2004
                                                                                                      RMB          RMB
                                                                                                  million      million
                                                                                                              Restated
                                                                                                                Note 2
      PRC enterprise income tax ("EIT")                                                             3,581        2,932


                                      12


      Overseas profit tax                                                                              10            -
      Deferred taxation                                                                             (162)      (3,255)
                                                                                                  -------      -------
      Taxation charges/(credit)                                                                     3,429        (323)
                                                                                                 ========     ========


      The provision for PRC EIT is calculated based on the statutory income tax rate of 33% on the assessable profit of each of the entities now comprising the Group in the PRC as determined in accordance with the relevant income tax rules and regulations in the PRC.

      Taxation on profits derived from certain subsidiaries outside the PRC, including Hong Kong, has been calculated on the estimated assessable profit at the rates of taxation ranging from 17.50% to 30.00%, prevailing in the countries in which those entities operate.

      Tax loss previously unrecognised has been utilised which resulted in the reduction of tax expense amounting to RMB837 million in the current year.

7     Profit distributions

                                                                               Year ended December 31,
                                   2005 2004
                                HK$ RMB HK$ RMB
                                                                     million       million       million       million

      Final dividend proposed after balance sheet date of              3,073         3,196           245           259
         HK$0.466 per share (2004: HK$0.037 per share)
      Dividend distributed during the year                               245           259             -             -

      Dividends proposed after the balance sheet date have not been reflected as dividends payable.

8     Earnings per share

      Basic earnings per share is computed using the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is computed using the weighted average number of ordinary shares and potential ordinary shares outstanding during the year.

      Weighted average number of ordinary shares outstanding and shares used in computing basic earnings per share is 6,593,529,000 (the number of 2004 is 5,622,685,175) and basic earnings per share is RMB 2.11(2004: RMB 0.48). Shares used in computing diluted earnings per share is 6,627,641,723 (the number of 2004 is 5,630,034,452) and diluted earnings per share is RMB 2.10(2004: RMB 0.48).

9     Accounts receivable

      Amounts due from the provision of fixed line telecommunications services to residential and business customers are due within 30 days from the date of billing. Residential customers who have accounts overdue by more than 90 days will in normal circumstances have their services disconnected. Accounts receivable from other telecommunications operations and customers are due between 30 to 90 days from the billing date.

      The ageing analysis of accounts receivable based on the billing date is as follows:

                                                                                                    As at December 31,
                                                                                                     2005         2004
                                                                                                      RMB          RMB
                                                                                                  million      million
                                                                                                              Restated
                                                                                                                Note 2

      0-30 days                                                                                     5,446        5,503
      31-90 days                                                                                    1,556        1,122
      Over 90 days                                                                                  2,053        1,961
                                                                                                  -------      -------
      Total                                                                                         9,055        8,586
                                                                                                  -------      -------
      Less: Allowance for doubtful debts                                                          (1,654)      (1,412)

                                                                                                  -------      -------
      Net carrying amounts                                                                          7,401        7,174
                                                                                                 ========     ========

10    Accounts payable

                                                                                                    As at December 31,
                                                                                                     2005         2004
                                                                                                      RMB          RMB
                                                                                                  million      million
                                                                                                              Restated
                                                                                                                Note 2

0-30 days                                                                                           6,281        8,371
31-60 days                                                                                          1,796        2,351
61-90 days                                                                                          1,297        1,223
91-180 days                                                                                         1,940        2,922
Over 180 days                                                                                       5,405        6,258
                                                                                                  -------      -------
Total                                                                                              16,719       21,125
                                                                                                 ========     ========

AUDIT COMMITTEE

The Audit Committee reviewed with management the accounting policies and practices adopted by the Group and discussed auditing, internal control and financial report matters including the review of the audited financial statements for the year ended December 31, 2005.

COMPLIANCE WITH THE CODE PROVISIONS OF THE CODE ON CORPORATE GOVERNANCE
PRACTICES

The Company has established an audit committee, a compensation and nomination committee, a strategic planning committee and a corporate governance committee and adopted written terms of reference in respect of each of these committees.

At the time when the compensation and nomination committee was established, it comprised an executive director, a non-executive director and an independent non-executive director. In compliance with the relevant code provisions of the Code on Corporate Governance Practices, Mr Victor Cha Mou Zing and Mr Hou Ziqiang, two of the independent non-executive directors of the Company, were appointed by the board of directors of the Company on 1 February 2005 as additional members of the compensation and nomination committee.

Save as disclosed above and other than the requirements relating to the preparation and content of a Corporate Governance Report (which only come into effect in respect of the Company's annual report for the financial year ended December 31, 2005), the Company has complied with the code provisions of the Code on Corporate Governance Practices throughout the year ended December 31, 2005.

Under the amended Corporate Governance Rules of New York Stock Exchange, Inc. (the "NYSE"), foreign issuers (including the Company) listed on the NYSE are required to disclose a summary of the significant differences between their domestic corporate governance rules and NYSE corporate governance rules that would apply to a U.S. domestic issuer. A summary of such differences appears on our website at http://www.china-netcom.com/english/inv/ Corporate_Governance_Differences.htm.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

The Company and its subsidiaries did not purchase, sell or redeem any of the listed securities of the Company during the year.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 11 May 2006 to 16 May 2006 (both days inclusive), during which period no transfer of shares in the Company will be effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's registrar, Computershare Hong Kong Investor Services Limited, Room 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong, not later than 4 p.m. on 10 May, 2006.

ANNUAL REPORT

The Annual Report for the year ended December 31, 2005 containing all information required by Appendix 16 to the Listing Rules will be published on the website of the Hong Kong Stock Exchange (www.hkex.com.hk) as well as the website of the Company (www.china-netcom.com).

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Zhang Chunjiang, Dr. Tian Suning, Mr. Zhang Xiaotie, Mr. Miao Jianhua and Mr. Jiang Weiping as executive directors, Ms. Li Liming, Mr Jose Maria Alvarez-Pallete and Mr. Yan Yixun as non-executive directors and Mr. John Lawson Thornton, Mr. Victor Cha Mou Zing, Dr. Qian Yingyi, Mr. Hou Ziqiang, and Mr. Timpson Chung Shui Ming as independent non-executive directors.